Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 3 DATED DECEMBER 17, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Portfolio projection updates.
•	Asset acquisition

Asset Performance Projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of October 31, 2018, plus the following forward-looking assumptions. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Target Leverage	Projected Expense Ratio
Los Angeles eFund Single Family Rental Portfolio	12*	6.3% - 11.8%	3.5% - 6.4%	50% - 55%	35.0% - 37.5%

*Assets included in the Los Angeles eFund Single Family Rental Portfolio included the following controlled subsidiaries:

Single-Family Home Controlled Subsidiaries	Location	Date of Acquisition	Approximate Purchase Price
W48	Los Angeles, CA	8/9/17	$553,000
H412	Los Angeles, CA	8/18/17	$509,000
H41	Los Angeles, CA	6/22/17	$486,000
416	Los Angeles, CA	8/10/17	$485,000
413	Los Angeles, CA	9/12/17	$435,000
511	Los Angeles, CA	8/1/17	$435,000
291	Los Angeles, CA	12/13/17	$451,000
463	Los Angeles, CA	7/7/17	$532,000
J28	Los Angeles, CA	6/12/18	$717,000
L60	Los Angeles, CA	8/3/18	$794,000
S15	Los Angeles, CA	8/17/18	$716,000
L602	Los Angeles, CA	9/11/18	$952,000

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and an approximate 10 year hold period. We anticipate operating expense ratios across the LA eFund Single Family Rental Portfolio range from 35.0% to 37.5%. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. In the conservative “base-case” projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 18-year Los Angeles, CA metro-wide and neighborhood-specific appreciation rates according to NeighborhoodScout as of Q2 2018. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of October 31, 2018 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation rates from NeighborhoodScout's historical appreciation rates for the Los Angeles, CA sub-markets where all properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Single Family Home Renovation and Sale Investment Assumptions

Asset Name	Projected Return on Investment	Total Projected Holding Costs	Projected Gross Exit Price
D32 (1)	26.6% (2)	$1,000 - $5,000	$995,000

1.	Asset D32 was formerly included in the LA eFund Single Family Rental Portfolio, as disclosed in the Form 1-U filed with the SEC on August 22, 2018. Although the initial business plan was to hold the asset for 7 to 10 years, we were presented with an opportunity to sell the asset after a holding period of approximately 4 months at a price affording a greater risk adjusted return for our investors.
2.	On an annualized basis, approximate ROI is equal to approximately 70.7%.

Property purchase prices and acquisition costs used to determine projected returns are empirically derived based on actual amounts for each property previously filed with the SEC. Projected annual returns have been reduced by the anticipated profit sharing with third-party, unaffiliated development partners, at a rate of 25% of the profits over a 10% preferred return. The projected annual return range is primarily driven by the ranges provided varying the acquisition costs, total projected development costs, and projected exit price. There can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFund - Los Angeles CA, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

Asset Acquisition

RSE E91 Controlled Subsidiary – Los Angeles, CA

On December 11 2018, we directly acquired ownership of a “wholly-owned subsidiary”, E91 (the “RSE E91 Controlled Subsidiary”), for an initial purchase price of approximately $1,790,000, which is the initial stated value of our equity interest in the RSE E91 Controlled Subsidiary (the “RSE E91 Investment”). The RSE E91 Controlled Subsidiary used the proceeds to close on the acquisition of a multi-tenant building containing four residential units and approximately 2,500 square feet, a single family home with approximately 2,000 square feet, and a three story commercial building with approximately 7,200 square feet; in total a gross rentable area of approximately 11,700 square feet on an approximately 12,000 square foot lot (the “E91 Property”). Each residential unit in the quadplex measures approximately 625 square feet and consists of a one bed and one bathroom layout. The closing of both the initial RSE E91 Investment and the E91 Property occurred concurrently.

The RSE E91 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE E91 Investment (the “RSE E91 Operative Agreements”), we have full authority for the management of the RSE E91 Controlled Subsidiary, including the E91 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the RSE E91 Investment, paid directly by the RSE E91 Controlled Subsidiary.

The E91 Property was acquired for a purchase price of approximately $1,790,000, which includes an acquisition fee of $35,000. We anticipate minor hard costs of approximately $80,000 to renovate the single family home and perform tenant improvement work in the commercial building, bringing the total projected costs for the E91 Property to approximately $1,870,000. The minor renovations are expected to be completed while the rest of the tenants are still occupying the E91 Property. No financing was used for the acquisition of the E91 Property.

The E91 Property totals approximately 12,000 gross rentable square feet across three buildings and is located in the 90011 zip code of Los Angeles, CA. As of December 11, 2018, all residential units were occupied at the E91 Property. The E91 Property was constructed in 1902 and the build is of concrete, brick, wood and stucco.

The South Central neighborhood is one of the oldest neighborhoods in Los Angeles with most of its buildings constructed from 1880 to 1925. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles and the University of Southern California. With the city-wide housing shortage, we feel this well located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Renovation Cost	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Gross Exit Price	Projected Hold Period (Years)
E91	7.2% - 14.5%	$80,000	3.0%	3.0%	$2,663,000 - $3,473,000	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.